FORM 18-K/A

Amendment No. 1
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT
of

THE REPUBLIC OF ITALY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED*
(As of close of the fiscal year)

	Amounts as to which	Names of exchanges on
Title of Issues	registration is effective	which registered
N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE SERGIO VENTO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
JAMES P. HEALY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

SIGNATURE
EXHIBIT INDEX
EXHIBIT 1
EXHIBIT 2
EXHIBIT 3
EXHIBIT 4
EXHIBIT 5
EXHIBIT 6
EXHIBIT 7
EXHIBIT 8
EXHIBIT 9
EXHIBIT 10

     This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2002 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1	—	Pricing Agreement, dated February 19, 2004, between the Republic and the Underwriters named therein, relating to the Republic’s A$1,000,000,000 5.875% Global Note due August 14, 2008;

Exhibit 2	—	Form of 5.875% Note due 2008;

Exhibit 3	—	Names and addresses of the Underwriters of the Republic’s 5.875% Note due 2008;

Exhibit 4	—	Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sales of the 5.875% Note due 2008; and

Exhibit 5	—	Opinion, dated February 27, 2004, of Roberto Ulissi, Esq., Director General of the Ministry of Economy and Finance of the Republic of Italy relating to the Republic’s A$1,000,000,000 5.875% Global Note due August 14, 2008.

Exhibit 6	—	Pricing Agreement, dated February 25, 2004, between the Republic and the Underwriters named therein, relating to the Republic’s US$2,000,000,000 3.25% Global Note due May 15, 2009

Exhibit 7	—	Form of 3.25% Note due 2009

Exhibit 8	—	Names and addresses of the Underwriters of the Republic’s 3.25% Note due 2009

Exhibit 9	—	Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sale of the 3.25% Note due 2009

Exhibit 10	—	Opinion, dated March 3, 2004, of Roberto Ulissi, Esq., Director General of the Ministry of Economy and Finance of the Republic of Italy relating to the Republic’s US$2,000,000,000 3.25% Global Note due May 15, 2009

     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on the 23rd day of March 2004.

REPUBLIC OF ITALY

By:	/s/ Maria Cannata

D.ssa Maria Cannata Director General – Treasury Department – Direction II Ministry of Economy and Finance

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EXHIBIT INDEX

Exhibit	Description	Page No.
1	Pricing Agreement, dated February 19, 2004, between the Republic and the Underwriters named therein, relating to the Republic’s A$1,000,000,000 5.875% Global Note due August 14, 2008
2	Form of 5.875% Note due 2008
3	Names and addresses of the Underwriters of the Republic’s 5.875% Note due 2008
4	Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sale of the 5.875% Note due 2008
5	Opinion, dated February 27, 2004, of Roberto Ulissi, Esq., Director General of the Ministry of Economy and Finance of the Republic of Italy relating to the Republic’s A$1,000,000,000 5.875% Global Note due August 14, 2008
6	Pricing Agreement, dated February 25, 2004, between the Republic and the Underwriters named therein, relating to the Republic’s US$2,000,000,000 3.25% Global Note due May 15, 2009
7	Form of 3.25% Note due 2009
8	Names and addresses of the Underwriters of the Republic’s 3.25% Note due 2009
9	Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sale of the 3.25% Note due 2009
10	Opinion, dated March 3, 2004, of Roberto Ulissi, Esq., Director General of the Ministry of Economy and Finance of the Republic of Italy relating to the Republic’s US$2,000,000,000 3.25% Global Note due May 15, 2009

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